Item 77H Change in Control of Registrant

Ceasing control of Credit Suisse Institutional Fixed Income

As of December 31, 2005, Fidelity Management Trust Co. TTEE of Retirement Plan for Novartis Corp. (Shareholder) owned
3,514,856.204 shares of the Fund, which represented 43.24%
of the Fund. As of December 31, 2006, Shareholder owned 0 shares of the Fund. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.

As of December 31, 2005, Fidelity Investments Institutional
Operations Company Inc. as Agent for Credit Suisse First
Boston Certain Employee Benefits Plan (Shareholder) owned
4,036,575.464 shares of the Fund, which represented 49.65%
of the Fund. As of December 31, 2006, Shareholder owned 0 shares of the Fund. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.